Mail Stop 4561

September 10, 2008

Via U.S. Mail and Facsimile 312.895.9336

Mr. Michael J. Havala
Chief Financial Officer
First Industrial Realty Trust, Inc.
311 S. Wacker Drive
Suite 4000
Chicago, IL 60606

       Re: First Industrial Realty Trust, Inc.
                Form 10-K for fiscal year ended December 31, 2007
                Filed February 25, 2008
                Schedule 14A
                Filed April 10, 2008
                File No. 1-13102

Dear Mr. Havala:

      We have reviewed your filings and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 2. Properties, page 13

1.   Please tell us your average annual rental per square foot on a portfolio basis for the most recently completed fiscal year and provide such disclosure in future filings.

2.   We note that the average occupancies for several properties listed on page 17 are disclosed as "N/A." Please tell us why you are not able to disclose an occupancy rate for those properties.

First Industrial Realty Trust, Inc.

Notes to Consolidated Financial Statements

3. Summary of Significant Accounting Policies

Investment in Real Estate and Depreciation, page 61

3.   We note that you classify properties as held for sale when management has approved the properties for sale. Please tell us whether you consider the other criteria that are to be met in the period where you classify as held for sale a long-lived asset in accordance with paragraph 30 of SFAS 144. Further, please clarify your methodology in future filings.

4.   We note that you amortize below market leases over the remaining non-cancelable terms of the respective leases. For below market leases, their value should be based on the remaining non-cancelable lease term plus any fixed rate renewal options, if applicable. The resulting value would be amortized over the remaining non-cancelable lease term plus any fixed rate renewal periods, if applicable. Please tell us how the utilization of this methodology as opposed to your estimation of the remaining expected lease terms would have affected your financial statements. Further, please clarify your methodology in future filings.

5. Mortgage Loans Payable, Senior Unsecured Notes, Net and Unsecured Line of Credit, page 70

5.   Please tell us, and disclose in future filings, whether you were in compliance with the covenants related to your senior unsecured debt and your Unsecured Line of Credit as of the balance sheet date.

Schedule 14A Filed April 10, 2008

Executive Compensation Discussion and Analysis, page 11

Base Salary, page 13

6.   We note the disclosure here that base salaries are determined by agreements and that increases are determined by the committee. Please tell us the material terms of the employment agreements for each named officer that dictates the components of executive compensation. For instance, tell us how the based salary was determined based on the terms of the agreements. Also, please tell us how the increases in base salaries were determined and the factors considered. Please provide such disclosure in your future filings.

7.   We note the reference to the compensation consultants. Please identify the consultants and tell us their role in your compensation determinations. Provide similar disclosure in future filings.

Incentive Bonuses, page 13

8.   We note the disclosure of the maximum cash and equity bonuses in the table towards the bottom of page 13. The disclosure in the noted table does not reconcile with the disclosure on the previous page that the break down of total compensation was a 1/3 vs. 2/3 split between base salary and incentive compensation. Please tell us how the disclosure reconciles and provide similar disclosure in future filings.

9.   We note of the five performance categories, three appear to be objective categories. Please revise to disclose all the performance targets used to determine the amount of incentive bonuses to award. Also, discuss how actual results compared to those targets resulting in the bonuses awarded for fiscal year 2007. Please refer to Compliance and Disclosure Interpretations Question 118.04 located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm for further guidance. Similar disclosure should be provided in future filings.

10.   We note the references to "high grade" and "average grade" in your discussion in this section. In connection with the preceding comment, please elaborate for us how the grades are determined and their significance in your overall consideration regarding incentive bonuses. Please provide similar disclosure in future filings.

11.   We note the disclosure of the bonus ranges in the last paragraph on page 14. Please tell us the percentage awarded to each named officer and discuss how that percentage was determined based on the goals you set and the actual results achieved. Please provide similar disclosure in future filings.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3498 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Staff Attorney, at 202.551.3386 or Tom Kluck, Legal Branch Chief, at 202.551.3233 with any other questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant